

July 31, 2014

Via E-mail
Daniel Cohen
Chief Executive Officer
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:**   **Hotel Outsource Management International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 22, 2014**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-50306**

Dear Mr. Cohen:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the report of your independent registered public accounting firm for the fiscal years ended December 31, 2013 and December 31, 2012 is not dated. Please have your auditor revise its report on your financial statements for these periods to include the date of the opinion. This comment also applies to your Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Please amend both filings to include the date of the audit opinion. Refer to Item 2-02 of Regulation S-X.

Please contact, Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director